Mail Stop 3561
								April 28, 2006
Mr. Joseph Riccelli
Chief Executive Officer
Innovative Designs, Inc.
223 North Main Street
Suite 1
Pittsburg, PA  15215


      Re:	Innovative Designs, Inc.
		Form 10-KSB for the Fiscal Year Ended October 31, 2005 Form 10-QSB for the Quarterly Period Ended January 31,
2006
		File No. 1-51791


Dear Mr. Riccelli

      We have reviewed your filings and have the following comments.
We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

General

1. We note that you describe yourself as a development stage enterprise throughout your document. If you believe this description to be appropriate, please revise your Form 10-KSB as follows:

a. Please have your auditors provide a revised audit report to include statements of stockholders` deficit, operations and cash flows from the period since your inception through December 31, 2005.

b. Present a statement of stockholders` deficit from the period since your inception to December 31, 2005.
If you believe that you are no longer a development stage enterprise, please remove all references to "development stage" throughout your document and include an appropriate discussion of your results of operations for each of the last two years within Management`s Discussion and Analysis . In your discussion, please address the key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business. Further, please disclose any known material trends, events or uncertainties that have had or that are reasonably expected to have a material impact on sales or income from continuing operations, the causes for any material changes from period to period in one or more line items of your financial statements, and any seasonal aspects that had a material effect on the financial condition or results of operation.

Financial Statements and Independent Auditors` Report

Independent Auditors` Report

2. Please have your auditors revise their audit report to state that
the audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Your current audit report, which refers to the "auditing" standards of the
Public Company Accounting Oversight Board (United States) is not sufficient in this regard as the reference to the standards of the Public Company Accounting Oversight Board (PCAOB) should not be
limited in any way.   Please refer to PCAOB Auditing Standard No.
1
and SEC Release 34-49707.

Notes to Financial Statements

6.  Conversion of Notes Payable-Related Party to Equity

3. We note your disclosure related to the issuance of 1,909,098 shares of your common stock in satisfaction of $763,639 of your note payable to RMF-Global Inc. Please revise to reflect the issuance of these shares in the "common stock shares" and "amount" columns in your Statements of Stockholders` Deficit for the year ended October
31, 2005. Please also tell us how you accounted for the extinguishment of your note payable. Please include in your response a comparison of the fair value of shares issued with the amount of notes payable extinguished.

3.  Contingencies and Uncertainties

3.	We note that you learned of an arbitration award against you in
the amount of $4,176,000 subsequent to October 31, 2005, but prior to
the issuance of your financial statements.  Please tell us your basis
in U.S. GAAP for not recognizing a liability on your October 31,
2005
balance sheet for this uncertainty in the context of SFAS No. 5, Accounting for Contingencies.

Form 10-QSB for the Quarterly Period Ended January 31, 2006

4.	Please make appropriate changes addressing the comments above in
your Form 10-QSB.

* * * * *

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.


Sincerely,


William Choi
Branch Chief


Mr. Joseph Riccelli
Innovative Designs, Inc.
April 28, 2006
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